UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM U-13-60

                              ANNUAL REPORT

                             FOR THE PERIOD

 Beginning January 1, 2002          and Ending     December 31, 2002

                                 TO THE

                 U.S. SECURITIES AND EXCHANGE COMMISSION

                                   OF


                         ENTERGY OPERATIONS, INC.
   ___________________________________________________________________
                    (Exact Name of Reporting Company)


A       Subsidiary                                         Service Company
  ________________________________________________________
     ("Mutual " or "Subsidiary")


Date  of  Incorporation     June 6, 1990   If not Incorporated,  Date  of
Organization               ______________


State or Sovereign Power under which Incorporated or Organized   Delaware


Location of Principal Offices of Reporting Company
1340 Echelon Parkway, Jackson, Mississippi


Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Nathan E. Langston  Senior VP, Chief Accounting Officer
       (Name)                         (Title)
P.O. Box 61000, New Orleans, La. 70161
               (Address)

   Name of Principal Holding Company Whose Subsidiaries are served by
                           Reporting Company:

                           Entergy Corporation

                  INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing
   Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies
   Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report
   The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format
   Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed
   All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01 (b)).

6. Deficits Displayed
   Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, SS210.3-01(c)).

7. Major Amendments or Corrections
   Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions
   Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart
   The service company shall submit with each annual report a copy of its current organization chart.

10.Methods of Allocation
   The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.Annual Statement of Compensation for Use of Capital Billed
   The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


                              2 OF 27 PAGES

               ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 2002

              Listing Of Schedules and Analysis of Accounts


                                               Schedule or     Page
    Description of Schedules and Accounts     Account Number  Number

Comparative Balance Sheets                     Schedule I       4-5
Service Company Property                       Schedule II        6
Accumulated Provision for Depreciation and
  Amortization of Service Company Property     Schedule III       7
Investments                                    Schedule IV        8
Accounts Receivable from Associate Companies   Schedule V         8
Fuel Stock Expenses Undistributed              Schedule VI        9
Stores Expense Undistributed                   Schedule VII       9
Miscellaneous Current and Accrued Assets       Schedule VIII     10
Miscellaneous Deferred Debits                  Schedule IX       10
Research, Development, or Demonstration        Schedule X        10
Expenditures
Proprietary Capital                            Schedule XI       11
Long-Term Debt                                 Schedule XII      12
Current and Accrued Liabilities                Schedule XIII     13
Notes to Financial Statements                  Schedule XIV      13
Comparative Income Statements                  Schedule XV       14
Analysis of Billing - Associate Companies      Account 457       15
Analysis of Billing - Nonassociate Companies   Account 458       16
Analysis of Charges for Service - Associate    Schedule XVI      17
  and Nonassociate Companies
Schedule of Expense Distribution by Department Schedule XVII   18-19
  or Service Function
Departmental Analysis of Salaries              Various Accounts  20
Outside Services Employed                      Various Accounts  20
Employee Pensions and Benefits                 Various Accounts  21
General Advertising Expenses                   Various Accounts  21
Miscellaneous General Expenses                 Various Accounts  22
Rents                                          Various Accounts  22
Taxes Other Than Income Taxes                  Various Accounts  23
Donations                                      Various Accounts  23
Other Deductions                               Various Accounts  24
Notes to Statement of Income                   Schedule XVIII    24

                                                               Page
     Description of Reports or Statements                     Number

Organization Chart                                               25
Methods of Allocation                                            26
Annual Statement of Compensation for Use of Capital Billed       26
Signature                                                        27







                              3 OF 27 PAGES


                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    Schedule I - Comparative  Balance Sheets

Give balance sheet of the Company as of December 31 of the current and prior year.

 ACCOUNT                              ASSETS AND OTHER DEBITS                                    AS OF DECEMBER 31,
                                                                                                2002            2001
           SERVICE COMPANY PROPERTY
101         Service company property (Schedule II)                                          $12,049,181     $12,290,998
107         Construction work in progress (Schedule II)                                         923,811         832,974
                                                                                            -----------     -----------
               Total Property                                                                12,972,992      13,123,972
                                                                                            -----------     -----------

108         Less accumulated provision for depreciation and amortization of service
            company property (Schedule III)                                                  11,638,351      11,309,375
                                                                                            -----------     -----------
               Net Service Company Property                                                   1,334,641       1,814,597
                                                                                            -----------     -----------

           INVESTMENTS

123         Investments in associate companies (Schedule IV)                                          -               -
124         Other investments (Schedule IV)                                                           -               -
                                                                                            -----------     -----------
               Total Investments                                                                      -               -
                                                                                            -----------     -----------

           CURRENT AND ACCRUED ASSETS

131         Cash                                                                                    595             435
134         Special deposits                                                                    926,840         926,840
135         Working funds                                                                       339,838         148,929
136         Temporary cash investments (Schedule IV)                                          4,652,373         794,915
141         Notes receivable                                                                          -               -
143         Account receivable                                                                        -               -
144         Accumulated provision for uncollectible accounts                                          -               -
146         Accounts receivable from associate companies (Schedule V)                         2,892,910       3,603,556
152         Fuel stock expenses undistributed (Schedule VI)                                           -               -
154         Materials and supplies                                                                    -               -
163         Stores expense undistributed (Schedule VII)                                               -               -
165         Prepayments                                                                               -         176,704
174         Miscellaneous current and accrued assets (Schedule VIII)                             59,989          82,528
                                                                                            -----------     -----------
               Total Current and Accrued Assets                                               8,872,545       5,733,907
                                                                                            -----------     -----------

           DEFERRED DEBITS

181         Unamortized debt expense                                                                503           2,888
184         Clearing accounts                                                                         -               -
186         Miscellaneous deferred debits (Schedule IX)                                         592,234          16,103
188         Research, development, or demonstration expenditures (Schedule X)                         -               -
190         Accumulated deferred income taxes                                                 2,743,773       2,677,212
                                                                                            -----------     -----------
               Total Deferred Debits                                                          3,336,510       2,696,203
                                                                                            -----------     -----------

               TOTAL ASSETS AND OTHER DEBITS                                                $13,543,696     $10,244,707
                                                                                            ===========     ===========

                              4 OF 27 PAGES

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    Schedule I - Comparative Balance Sheets


ACCOUNT                      LIABILITIES AND PROPRIETARY CAPITAL                              AS OF DECEMBER 31,
                                                                                             2002            2001
          PROPRIETARY CAPITAL
201        Common stock issued (Schedule XI)                                                 $5,000          $5,000
211        Miscellaneous paid-in-capital (Schedule XI)                                      995,000         995,000
215        Appropriated retained earnings (Schedule XI)                                           -               -
216        Unappropriated retained earnings (Schedule XI)                                         -               -
                                                                                        -----------     -----------
              Total Proprietary Capital                                                   1,000,000       1,000,000
                                                                                        -----------     -----------

          LONG-TERM DEBT

223        Advances from associate companies (Schedule XII)                                       -               -
224        Other long-term debt (Schedule XII)                                                    -               -
225        Unamortized premium on long-term debt                                                  -               -
226        Unamortized discount on long-term debt                                                 -               -
                                                                                        -----------     -----------
              Total Long-term Debt                                                                -               -
                                                                                        -----------     -----------


          OTHER NON-CURRENT LIABILITIES

228       Accumulated provision for pensions & benefits and injuries & damages            1,326,271         911,810
                                                                                        -----------     -----------
              Total Other Non-current Liabilities                                         1,326,271         911,810
                                                                                        -----------     -----------


          CURRENT AND ACCRUED LIABILITIES

231        Notes payable                                                                          -               -
232        Accounts payable                                                               3,545,272       1,849,943
233        Notes payable to associate companies (Schedule XIII)                                   -               -
234        Accounts payable to associate companies (Schedule XIII)                        1,310,131       1,013,875
236        Taxes accrued                                                                    219,682         780,297
237        Interest accrued                                                                       -               -
238        Dividends declared                                                                     -               -
241        Tax collections payable                                                           13,138               -
242        Miscellaneous current and accrued liabilities (Schedule XIII)                          -               -
                                                                                        -----------     -----------
              Total Current and Accrued Liabilities                                       5,088,223       3,644,115
                                                                                        -----------     -----------

          DEFERRED CREDITS

253        Other deferred credits                                                         6,115,114       4,674,709
255        Accumulated deferred investment tax credits                                            -               -
                                                                                        -----------     -----------
              Total Deferred Credits                                                      6,115,114       4,674,709
                                                                                        -----------     -----------

283        Accumulated deferred income taxes - other                                         14,088          14,073
                                                                                        -----------     -----------

              TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                 $13,543,696     $10,244,707
                                                                                        ===========     ===========

                              5 OF 27 PAGES

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                     For the Year Ended December 31, 2002

                    Schedule II - Service Company Property

                                              Balance at                Retirements     Other      Balance at
                                               Beginning                    or         Changes      Close of
                    Description                 of Year      Additions     Sales         (1)          Year

Service Company Property
Account
  301    Organization                         $        -      $     -     $     -      $     -     $      -
  303    Miscellaneous Intangible Plant        1,542,926     (323,409)          -            -    1,219,517
  304    Land and Land Rights                          -            -           -            -            -
  305    Structures and Improvements                   -            -           -            -            -
  306    Leasehold Improvements                3,523,320       74,399           -            -    3,597,719
  307    Equipment (2)                         4,585,477            -           -            -    4,585,477
  308    Office Furniture and Equipment        2,143,559        7,193           -            -    2,150,752
  309    Automobiles, Other Vehicles                                                                      -
           and Related Garage Equipment            5,767            -           -            -        5,767
  310    Aircraft and Airport Equipment          489,949            -           -            -      489,949
  311    Other Service Company Property (3)            -            -           -            -            -
                                             --------------------------------------------------------------
                     SUB-TOTAL                12,290,998     (241,817)          -            -   12,049,181
                                             --------------------------------------------------------------
  107    Construction Work in Progress (4)       832,974      332,654     241,817            -      923,811
                                             --------------------------------------------------------------
                       TOTAL                 $13,123,972     $ 90,837    $241,817     $      -  $12,972,992
                                             ==============================================================


(1) Provide an explanation of those changes considered material:
         N/A

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by sub-account of equipment additions during the year and the balance at the close of the year:

                                                              Balance at
            Subaccount Description               Additions   Close of Year

 307.02  Communications and Dispatch                          $1,597,340
 307.03  Data Processing                                       2,988,137

                                                  ---------   ----------
                                 TOTAL            $      -    $4,585,477
                                                  =========   ==========
(3) Describe other service company property:
         N/A

(4) Describe construction work in progress:
         Primarily computer equipment, computer software upgrades, and leasehold improvements.

                              6 OF 27 PAGES


                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                     For the Year Ended December 31, 2002

    Schedule III - Accumulated Provision for Depreciation and Amortization
                           of Service Company Property

                                            Balance at    Additions                    Other     Balance at
                                             Beginning   Charged to                 Changes Add   Close of
                   Description                of Year    Account 403  Retirements  (Deduct) (1)     Year

Account
  301    Organization                           $      -   $      -    $      -     $      -       $      -
  303    Miscellaneous Intangible Plant        1,346,966     35,183           -            -      1,382,149
  304    Land and Land Rights                          -          -           -            -              -
  305    Structures and Improvements                   -          -           -            -              -
  306    Leasehold Improvements                2,832,608    269,007           -            -      3,101,615
  307    Equipment                             4,553,934      4,791           -            -      4,558,725
  308    Office Furniture and Fixtures         2,080,151     19,995           -            -      2,100,146
  309    Automobiles, Other Vehicles
           and Related Garage Equipment            5,767          -           -            -          5,767
  310    Aircraft and Airport Equipment          489,949          -           -            -        489,949
  311    Other Service Company Property                -          -           -            -              -
                                             --------------------------------------------------------------
                                     TOTAL   $11,309,375  $ 328,976    $      -    $       -    $11,638,351
                                             ==============================================================

(1) Provide an explanation of those changes considered material:
        N/A

                              7 OF 27 PAGES

                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 2002

                           Schedule IV - Investments

Instructions:
  Complete the following schedule concerning investments.

  Under Account 124, "Other Investments," state each investment separately, with description including, the name of issuing company, number of shares or principal amount, etc.

  Under Account 136, "Temporary Cash Investments," list each investment separately.

                                               Balance at        Balance at
Description                                 Beginning of Year   Close of Year


Account 123 - Investment in Associate Companies $      -          $      -

Account 124 - Other Investments                        -                 -

Account 136 - Temporary Cash Investments
              Money Pool (See Note 3)              794,915         4,652,373
                                              ------------      ------------
                                    TOTAL     $    794,915      $  4,652,373
                                              ============      ============

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                     For the Year Ended December 31, 2002

           Schedule V - Accounts Receivable from Associate Companies

Instructions:
  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                             Balance at      Balance at
Description                                              Beginning of Year Close of Year
Account 146 - Accounts Receivable from Associate Companies
        Money Pool Receivable (See Note 3)                   $     153,142    $   296,394
        Entergy Arkansas, Inc.                                     689,334        807,868
        Entergy Corporation                                        324,350              -
        Entergy Gulf States, Inc.                                  689,142        595,701
        Entergy Louisiana, Inc.                                    687,886        590,569
        Entergy Services, Inc.                                     297,416         15,757
        Entergy Nuclear Operations, Inc.                               101            101
        System Energy Resources, Inc.                              760,289        610,797
        Entergy Enterprises, Inc.                                    1,896        (24,277)
                                                              ------------    -----------
                                                  TOTAL       $  3,603,556    $ 2,892,910
                                                              ============    ===========


                                                      Total
Analysis of Convenience or Accommodation             Payments
Payments:

                                                      $   -

                                                      ------
                                     TOTAL PAYMENTS   $   -
                                                      ======
                              8 OF 27 PAGES

                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 2002

               Schedule VI - Fuel Stock Expenses Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                  Description         Labor        Expenses         Total

Account 152 - Fuel Stock Expenses
  Undistributed                     $      -      $      -        $      -



                                    --------------------------------------
                        TOTAL       $      -      $      -        $      -
                                    ======================================
Summary:

         N/A



                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 2002

                 Schedule VII - Stores Expense Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

           Description              Labor        Expenses         Total

Account 163 - Stores Expense      $      -      $      -        $      -
  Undistributed

                                  --------------------------------------
                      TOTAL       $      -      $      -        $      -
                                  ======================================

                              9 OF 27 PAGES


                      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                        For the Year Ended December 31, 2002

              Schedule VIII - Miscellaneous Current and Accrued Assets


Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                             Balance at           Balance at
                             Description                                  Beginning of Year      Close of Year
Account 174 - Miscellaneous Current and Accrued Assets
              Unbilled Jobbing Orders                                    $        41,707        $       15,014
              External Audit Support                                              32,160                32,160
              Other (2)                                                            8,661                12,815
                                                                         ---------------        --------------
                                                                  TOTAL  $        82,528        $       59,989
                                                                         ===============        ==============

                      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                         For the Year Ended December 31, 2002

                      Schedule IX - Miscellaneous Deferred Debits



Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                                              Balance at           Balance at
                              Description                                  Beginning of Year      Close of Year
Account 186 - Miscellaneous Deferred Debits
              Convenience bills to Entergy Services, Inc.                    $        -            $   596,165
              Payroll Accrual                                                    15,808                      -
              Other (4)                                                             295                 (3,931)
                                                                             ----------            -----------
                                                                   TOTAL     $   16,103            $   592,234
                                                                             ==========            ===========


                       ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                          For the Year Ended December 31, 2002

          Schedule X - Research, Development, or Demonstration Expenditures



Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


                                                                             Balance at           Balance at
                             Description                                  Beginning of Year      Close of Year
Account 188 - Research, Development, or Demonstration Expenditures           $          -          $       -

                                                                             ------------          ---------
                                                                  TOTAL      $          -          $       -
                                                                             ============          =========
                              10 OF 27 PAGES



                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                       For the Year Ended December 31, 2002

                         Schedule XI - Proprietary Capital

                                                    Number of Shares     Par or Stated      Outstanding Close of Period
Account Number                     Class of Stock      Authorized       Value Per Share    No. of Shares  Total Amount
Account 201- Common Stock Issued                         1,000              $  5.00             1,000        $ 5,000



Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

                        Description                           Amount

Account 211 - Miscellaneous Paid-in Capital                 $  995,000

Account 215 - Appropriated Retained Earnings                         -
                                                            ----------
                                                    TOTAL   $  995,000
                                                            ==========


Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared, and date paid.


                                         Balance at         Net Income        Dividends      Balance at
            Description              Beginning of Year      -or (loss)           Paid       Close of Year
Account 216 - Unappropriated               $     -            $     -           $     -        $     -
Retained Earnings

                                           -----------------------------------------------------------
                              TOTAL        $     -            $     -           $     -        $     -
                                           ===========================================================
                              11 OF 27 PAGES


                     ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                       For the Year Ended December 31, 2002

                           Schedule XII - Long-Term Debt

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                             Terms of Obligation                                Balance at                             Balance at
                                Class & Series   Date of  Interest   Amount     Beginning                                 Close
          Name of Creditor      of Obligation    Maturity   Rate   Authorized    of Year    Additions   Deductions(1)    of Year
Account 223 - Advances from
  Associate Companies:                                              $     -      $     -     $     -      $     -       $     -




Account 224 - Other Long-Term Debt:                                       -            -           -            -             -



                                                                    -----------------------------------------------------------
                           TOTAL                                    $     -      $     -     $     -      $     -       $     -
                                                                    ===========================================================

(1) Give an explanation of Deductions:
     N/A


                              12 OF 27 PAGES


                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ending December 31, 2002

               Schedule XIII - Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company.
Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                               Balance at          Balance at
                             Description                   Beginning of Year      Close of Year
Account 234 - Accounts Payable to Associate Companies
                Entergy Arkansas, Inc.                        $   827,884          $   (1,619)
                Entergy New Orleans, Inc.                             390                   -
                Entergy Services, Inc.                            182,632             631,459
                System Energy Resources, Inc.                       2,661             680,409
                Other (3)                                             308                (118)
                                                              -----------          ----------
                                                TOTAL         $ 1,013,875          $1,310,131
                                                              ===========          ==========

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year Ended December 31, 2002

              Schedule XIV - Notes to Financial Statements


Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 13 (2) through 13 (8).

                              13 OF 27 PAGES(1)

               ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                 For the Year Ended December 31, 2002

             Schedule XIV - Notes To Financial Statements


NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

      Entergy Operations, Inc. (Entergy Operations) is a nuclear management service company wholly owned by Entergy Corporation. Entergy Operations has been authorized to act as an agent in the operations, but not ownership, of Arkansas Nuclear One Steam Electric Generating Station Units 1 and 2 (ANO), River Bend Steam Electric Generating Station (River Bend), Waterford Steam Electric Generating Station Unit No. 3 (Waterford 3), and Grand Gulf Steam Electric Generating Station Unit 1 (Grand Gulf 1), subject to oversight by Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., and System Energy Resources, Inc. (collectively, the Companies), respectively. The Companies and the Grand Gulf 1 co-owner retain their ownership interests, associated capacity, and energy entitlements and pay directly or reimburse Entergy Operations for the costs associated with the operation and maintenance of these units. Entergy Corporation entered into separate guarantee agreements with the Companies whereby Entergy Corporation guaranteed the financial ability of Entergy Operations to meet its various financial obligations to the Companies under the operating agreements, as long as the Companies continue to meet their payment obligations to Entergy Operations under the applicable operating agreements.

System of Accounts

      Entergy Operations maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administrated by the Securities and Exchange Commission (SEC), and has adopted a system of accounts consistent with the system prescribed by the Federal Energy Regulatory Commission. Certain previously reported amounts may be reclassified to conform to current classifications with no effect on net income or shareholder's equity.

Use of Estimates in the Preparation of Financial Statements

      The preparation of Entergy Operations' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Depreciation and Amortization

      Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property, which range from 5 to 15 years. Amortization of leasehold improvements is computed on a straight-line basis over the lease terms.

Income Taxes

       Entergy Operations accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement basis and tax basis of assets, liabilities, and loss carryforwards. Temporary differences are recorded based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

     Entergy Operations joins its parent and the other Entergy Corporation subsidiaries in filing a consolidated federal income tax return. Income taxes (or benefits) are allocated to Entergy Operations in proportion to its contribution to consolidated taxable income. SEC regulations require that neither Entergy Corporation nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Operations files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries and a separate income tax return for Louisiana.

Cash and Cash Equivalents

     Entergy Operations considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Disclosure

     Entergy Operations considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

NOTE 2.   INCOME TAXES

      Deferred income tax assets (liabilities) are comprised of the following at December 31, 2002 and 2001:

                                                    2002           2001
Deferred Tax Assets:
    Deferred compensation                         $ 1,771,966    $1,814,829
    Plant-related basis differences                   586,816       641,557
    Pension and benefits (OPEB) reserves              384,991       220,826
                                                  -----------    ----------
        Total                                     $ 2,743,773    $2,677,212
                                                  ===========    ==========
Deferred Tax Liabilities:
    Operating reserves                                (14,088)      (14,073)
                                                  -----------    ----------
        Total                                         (14,088)      (14,073)
                                                  ===========    ==========
        Net deferred tax assets                   $ 2,729,685    $2,663,139
                                                  ===========    ==========



     The benefit associated with these deferred tax assets has been or is expected to be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Operations is dependent upon the utilization of the tax benefit on the Entergy Corporation consolidated return.

      Entergy Operations' effective income tax rate was 100% in 2002 and 2001 compared to the current federal statutory income tax rate of 35%. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Operations collects revenue adequate to fund its income tax expense. The income tax expense for 2002 and 2001 resulted primarily from non-deductible permanent items and state income taxes. The provision for intercompany expense (benefit) in lieu of federal income taxes for the years ended December 31, 2002 and 2001 consisted of the following:

                                2002          2001

Current:
  Federal                      $(39,857)   $ 1,200,564
  State                          20,466        192,073
                               --------    -----------
    Total                       (19,391)     1,392,637
                               --------    -----------


Deferred:
  Federal                       (26,270)      (920,699)
  State                         (40,278)      (183,954)
                               --------    -----------
    Total                       (66,548)    (1,104,653)
                               --------    -----------

  Total income tax expense     $(85,939)   $   287,984
   (benefit)                   ========    ===========


NOTE 3.   LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

      Entergy Operations has SEC authorization, through November 30, 2004, to effect short-term borrowings from Entergy Corporation in an aggregate amount of up to $20 million through a borrowing arrangement with interest rates based on a prime rate. This borrowing arrangement was not used during 2002 and 2001.

      Entergy Operations participates with certain other Entergy Corporation subsidiaries in the System Money Pool (Money Pool), an intra-system borrowing arrangement designed to reduce the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Operations from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above.

      The borrowings from the Money Pool and applicable interest rates for 2002 and 2001 were as follows (dollars in thousands):

                                                    2002      2001

Average borrowing                                 $    -    $   226
Maximum borrowing during the year                 $    -    $   494
Average effective interest rate during the year        -       4.1%
Average effective interest rate at end of year       1.4%      2.3%

      At December 31, 2002, Entergy Operations had no borrowings outstanding from the Money Pool.

NOTE 4.   OPERATING LEASES

      Total rent expense for 2002 and 2001 was $4 million and $3.7 million, respectively. As of December 31, 2002, Entergy Operations had non-cancelable operating leases with future minimum rental commitments on building space and computer equipment as follows (in thousands):

                                    Minimum
                                lease payments

2003                                   2,671
2004                                   1,755
2005                                       -
2006                                       -
2007                                       -
Years Thereafter                           -
                                   ---------
        Total                      $   4,426
                                   =========


NOTE 5.   EMPLOYEE BENEFITS

Employee Benefit Plans

      Certain key employees of Entergy Operations participate in the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity
Plan). The Equity Plan grants stock options, equity awards, and incentive awards to key employees. The costs of equity and incentive awards are charged to income over the period of the grant or restricted period, as appropriate. Amounts charged to compensation expense were $71,517 and $2,042,656 in 2002 and 2001, respectively.

      Employees of Entergy Operations are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings
Plan) upon meeting certain eligibility requirements. The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries who have completed certain service requirements. The Savings Plan provides that the employing Entergy subsidiary may make matching contributions to the plan in an amount equal to 50% of the participant's basic contribution (which may be up to 6% of their salary) in shares of Entergy Corporation common stock. Effective
January 1, 2001, participants in the Savings Plan may direct their matching contributions from the employing Entergy subsidiary in an amount equal to 50% of the employee's contribution (which may be up to 6% of their salary) to other investment funds. Employees who continue to direct their company-matching contributions to the purchase of shares of Entergy Corporation common stock will receive matching contributions in the amount of 75% of their basic contribution (which may be up to 6% of their salary). Entergy Operations contributed $7.5 million in 2002 and 2001 to the Savings Plan.

Retirement and Other Postretirement Benefit Plans

     Eligible employees of Entergy Operations are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while working for Entergy Operations.

      Eligible employees of Entergy Operations participate in two of the Entergy Corporation retirement plans: "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and "Entergy Corporation Retirement Plan for Bargaining Employees". These pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed income securities, interest in a money market fund, and insurance contracts.

      The pension and other postretirement obligations of Grand Gulf 1 and Entergy Operations headquarters' employees are reflected in the financial statements of Entergy Operations.

      Total 2002 and 2001 pension and other postretirement costs for Entergy Operations - Grand Gulf 1 and headquarters' employees, including capitalized amounts, included the following components (in thousands):

                                               Pension               Other
                                                                 Postretirement
                                                                    Benefits
                                          2002          2001      2002      2001
Service cost                             $2,979        $2,807    $1,450    $1,241
Interest cost                             5,490         4,787     1,341     1,064
Expected return on assets                (5,853)       (5,783)   (1,023)     (959)
Amortization of transition asset           (597)         (597)      262       262
Amortization of prior service cost          127           112        28        28
Recognized net (gain)/loss                    -           (52)      127         -
                                         ------       -------    ------   -------
Net pension cost                         $2,146       $ 1,274    $2,185   $ 1,636
                                         ======       =======    ======   =======

Change in the Projected Benefit Obligation            Pension                Other
(PBO)/Accumulated Postretirement Obligation (APBO)                       Postretirement
                                                                            Benefits
                                                   2002        2001       2002       2001
Balance at beginning of year                     $ 70,772   $  59,878  $ 17,409   $ 14,233
Service cost                                        2,979       2,807     1,450      1,241
Interest Cost                                       5,490       4,787     1,341      1,064
Actuarial loss                                      8,450       4,503     5,314      1,451
Benefits paid                                      (1,346)     (1,203)     (701)      (580)
                                                 --------   ---------  --------   --------
Balance at end of year                           $ 86,345   $  70,772  $ 24,813   $ 17,409
                                                 ========   =========  ========   ========
Change in Plan Assets
Fair value of assets at beginning of year        $ 61,031   $  65,353  $ 12,551   $ 11,655
Actual return on plan assets                       (6,640)     (3,119)     (191)      (163)
Employer contributions                                  -           -     1,910      1,639
Benefits paid                                      (1,346)     (1,203)     (701)      (580)
                                                 --------   ---------  --------   --------
Fair value of assets at end of year              $ 53,045   $  61,031  $ 13,569   $ 12,551
                                                 ========   =========  ========   ========

Funded status                                    $(33,300)   $ (9,741) $(11,244)   $(4,858)
Unrecognized transition (asset)/obligation         (1,711)     (2,336)    2,622      2,884
Unrecognized prior service cost                     1,040       1,001        95        123
Unrecognized net loss                              23,203       2,455     8,503      2,102
                                                 --------   ---------  --------   --------
Prepaid/(accrued) pension cost                   $(10,768)   $ (8,621)  $   (24)  $    251
                                                 ========   =========  ========   ========

Amounts recognized in the balance sheet
Accrued pension cost                             $(10,768)  $  (8,621)
Additional minimum pension liability               (8,173)          -
Intangible asset                                      992           -
Regulatory asset                                    7,181           -
                                                 --------   ---------
Net amount recognized                            $(10,768)    $(8,621)
                                                =========   =========

      The significant assumptions used in computing the pension and other postretirement information above were as follows:

                                                                  2002   2001

Weighted-average discount rate                                    6.75%  7.5%
Weighted-average rate of increase in future compensation levels 3.25% 4.6% Expected long-term rate of return on plan assets:
    Taxable assets                                                5.5%   5.5%
    Non-taxable assets                                            8.75%  9.0%

     Entergy's remaining pension transition assets are being amortized over the greater of the remaining service period of active participants or 15 years and its SFAS 106 transition obligations are being amortized over 20 years.

     The assumed health care cost trend rate used in measuring the APBO of Entergy was 10% for 2003, gradually decreasing each successive year until it reaches 4.5% in 2009 and beyond. A one percentage-point increase in the assumed health care cost trend rate for 2002 would have increased the APBO by $3,184,000 and increased the sum of the service cost and interest cost by $455,000. A one percentage-point decrease in the assumed health care cost trend rate for 2001 would have decreased the APBO by $2,938,000 and decreased the sum of the service cost and interest cost by $404,000.

NOTE 6.   TRANSACTIONS WITH AFFILIATES

      Entergy Operations has been authorized, pursuant to certain operating agreements, to act as an agent for the Companies in the operation, but not ownership, of ANO, River Bend, Waterford 3, and Grand Gulf 1. In return, the Companies pay directly or reimburse Entergy Operations for the costs associated with operating those units. In 2002 and 2001, Entergy Operations was paid or reimbursed a total of $491.9 million and $424.5 million, respectively from ANO, River Bend, Waterford 3, and Grand Gulf 1 for the costs associated with operating those units.

      Entergy Operations receives, pursuant to a service agreement, technical and advisory services from Entergy Services, Inc. These services amounted to $50.8 million in 2002 and $42.6 million in 2001 with the Companies reimbursing Entergy Operations for their respective portions.

NOTE 7.   OTHER DEFERRED CREDITS

      Other deferred credits (Account 253) consist principally of accrued pension and postretirement benefit liabilities and long-term incentive compensation liabilities in both 2002 and 2001.

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                     For the Year Ended December 31, 2002

                  Schedule XV - Comparative Income Statements


Account                    Description                                          Current Year       Prior Year

        INCOME
457     Services rendered to associate companies                                   $714,048,611    $561,861,069
458     Services rendered to nonassociate companies                                           -               -
                                                                                   ------------    ------------
                        TOTAL INCOME                                                714,048,611     561,861,069
                                                                                   ------------    ------------

        EXPENSES - Income Statement

500-557 Power production                                                            420,889,150     382,723,791
560-598 Transmission and distribution expenses                                           28,075        (159,532)
901-905 Customer accounts                                                                     -              14
906-917 Customer service and information                                                      5              17
920     Salaries and wages                                                           13,095,619      18,711,520
921     Office supplies and expenses                                                  2,237,418       2,128,046
923     Outside services employed                                                    10,844,508       1,675,153
924     Property insurance                                                           (2,210,143)     (4,497,271)
925     Injuries and damages                                                          2,520,430       1,905,262
926     Employee pensions and benefits                                               46,805,408      36,973,829
928     Regulatory commission expenses                                                  907,110       1,299,948
930.1   General advertising expenses                                                     12,597          24,826
930.2   Miscellaneous general expenses                                                  694,327       1,752,242
931     Rents                                                                         4,025,010       3,729,971
935     Maintenance of general plant                                                    977,050       1,182,433
403-404 Depreciation and amortization expense                                           328,976         332,368
408     Taxes other than income taxes                                                37,871,136      38,012,259
409     Income taxes                                                                    (19,391)      1,392,637
410-411 Provision for deferred income taxes                                             (66,548)     (1,104,653)
421     Miscellaneous nonoperating income (loss)                                     (1,516,420)           (284)
426.1   Donations                                                                       583,291         175,192
426.3   Penalties                                                                        15,993          17,603
426.4   Civic, political, and related activities                                        163,849          59,915
426.5   Other deductions                                                                141,218       1,162,091
430     Interest on debt to associate companies                                         (37,753)        103,635
                                                                                   ------------    ------------
                        TOTAL EXPENSES - Income Statement                           538,290,915     487,601,012
                                                                                   ------------    ------------

        EXPENSES - Balance Sheet

107EXP  Construction work in progress                                               146,911,277     113,253,803
154EXP  General inventory                                                               217,542      (1,067,516)
163EXP  Stores expense undistributed                                                  3,030,736      (2,358,338)
174EXP  Miscellaneous current and accrued expense                                    24,021,055     (40,672,553)
184EXP  Other expenses                                                                1,577,086       5,104,661
                                                                                   ------------    ------------
                        TOTAL EXPENSES - Balance Sheet                              175,757,696      74,260,057
                                                                                   ------------    ------------
                        NET INCOME (LOSS)                                          $         -     $         -
                                                                                   ============    ============
                              14 OF 27 PAGES

                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                       For the Year Ended December 31, 2002

             Analysis of Billing - Associate Companies - Account 457

                                                              Direct          Indirect    Compensation      Total
                                                              Costs             Costs       For Use         Amount
     Name of Associate Company                             Charged (1)         Charged    of Capital        Billed
                                                               457              457-2        457-3
Entergy Arkansas, Inc. (Arkansas Nuclear One)              $247,213,072      $6,327,300   $      -       $253,540,372

System Energy Resources, Inc.                               175,718,182       4,755,938          -        180,474,120
     (Grand Gulf Nuclear Station) (2)

Entergy Gulf States, Inc. (River Bend Nuclear Station)      125,665,190       4,410,386          -        130,075,576

Entergy Louisiana, Inc. (Waterford 3 Nuclear Station)       145,598,589       4,359,954          -        149,958,543

                                                           ----------------------------------------------------------
                                           TOTAL           $694,195,033     $19,853,578   $      -       $714,048,611
                                                           ==========================================================


(1) Includes costs paid directly by these associate companies.

(2) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.

                              15 OF 27 PAGES

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                     For the Year Ended December 31, 2002

          Analysis of Billing - Nonassociate Companies - Account 458

Instruction:
  Provide a brief description of the services rendered to each nonassociate company:

                                     Direct    Indirect  Compensation                 Excess        Total
                                      Cost       Cost       For Use       Total         Or         Amount
   Name of Nonassociate Company     Charged     Charged   of Capital       Cost     Deficiency     Billed
                                     458-1       458-2       458-3                    458-4
                                      $    -     $    -      $    -        $    -      $    -       $    -

                                      --------------------------------------------------------------------
                         TOTAL        $    -     $    -      $    -        $    -      $    -       $    -
                                      ====================================================================

                              16 OF 27 PAGES


                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                     For the Year Ended December 31, 2002

         Schedule XVI - Analysis of Charges for Service - Associate And
                             Nonassociate Companies

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                                                        Nonassociate
                                   Associate Company Charges          Company Charges              Total Charges for Service
                                  Direct    Indirect                Direct Indirect           Direct        Indirect
Account   Description of Items     Cost       Cost        Total      Cost    Cost   Total      Cost           Cost        Total
500-557 Power production      $408,425,572 $12,463,578 $420,889,150                         $408,425,572   $12,463,578 $420,889,150
560-598 Transmission and            27,276         799       28,075                               27,276           799       28,075
          distribution expenses
906-917 Customer service and             5           -            5                                    5             -            5
          information
920     Salaries & wages        11,639,422   1,456,197   13,095,619                           11,639,422     1,456,197   13,095,619
921     Office supplies and      2,136,462     100,956    2,237,418                            2,136,462       100,956    2,237,418
          expenses
923     Outside services        10,465,583     378,925   10,844,508                           10,465,583       378,925   10,844,508
          employed
924     Property insurance      (2,238,264)     28,121   (2,210,143)                          (2,238,264)       28,121   (2,210,143)
925     Injuries and damages     1,937,167     583,263    2,520,430                            1,937,167       583,263    2,520,430
926     Employee pensions and   44,340,498   2,464,910   46,805,408                           44,340,498     2,464,910   46,805,408
          benefits
928     Regulatory commission      762,383     144,727      907,110                              762,383       144,727      907,110
          expenses
930.1   General advertising         12,597           -       12,597                               12,597             -       12,597
          expenses
930.2   Miscellaneous general      644,417      49,910      694,327                              644,417        49,910      694,327
          expenses
931     Rents                    3,359,876     665,134    4,025,010                            3,359,876       665,134    4,025,010
935     Maintenance of general     957,013      20,037      977,050                              957,013        20,037      977,050
          plant
403-404 Depreciation and                 -     328,976      328,976                                    -       328,976      328,976
          amortization expense
408     Taxes other than income 38,032,356    (161,220)  37,871,136                           38,032,356      (161,220)  37,871,136
          taxes
409     Income taxes (benefits)          -     (19,391)     (19,391)                                   -       (19,391)     (19,391)
410-411 Provision for deferred           -     (66,548)     (66,548)                                   -       (66,548)     (66,548)
          income taxes
421     Miscellaneous           (1,516,420)          -   (1,516,420)                          (1,516,420)            -   (1,516,420)
          nonoperating income
426.1   Donations                  311,041     272,250      583,291                              311,041       272,250      583,291
426.3   Penalties                   15,993           -       15,993                               15,993             -       15,993
426.4   Civic, political, and       57,452     106,397      163,849                               57,452       106,397      163,849
          related activities
426.5   Other deductions           128,978      12,240      141,218                              128,978        12,240      141,218
107EXP  Construction work in   146,860,747      50,530  146,911,277                          146,860,747        50,530  146,911,277
          progress
154EXP  General inventory          217,542           -      217,542                              217,542             -      217,542
163EXP  Stores expenses          2,065,954     964,782    3,030,736                            2,065,954       964,782    3,030,736
          undistributed
174EXP  Miscellaneous current   24,012,463       8,592   24,021,055                           24,012,463         8,592   24,021,055
          and accrued expense
184EXP  Other expenses           1,512,126      64,960    1,577,086                            1,512,126        64,960    1,577,086
                              -----------------------------------------------------------------------------------------------------
                TOTAL EXPENSES 694,168,239  19,918,125  714,086,364                          694,168,239    19,918,125  714,086,364
                              -----------------------------------------------------------------------------------------------------
        Compensation for use of
          Equity Capital
 430     Interest on debt to        26,794     (64,547)     (37,753)                              26,794       (64,547)     (37,753)
          associate companies -----------------------------------------------------------------------------------------------------
        TOTAL COST OF SERVICE $694,195,033 $19,853,578 $714,048,611                         $694,195,033   $19,853,578 $714,048,611
                              =====================================================================================================
                                17 OF 27 PAGES

                 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year Ended December 31, 2002

     Schedule XVII - Schedule of Expense Distribution by Department or
                             Service Function

Instruction:
  Indicate each department or service function.  (See Instruction 01-3 General
  Structure of Accounting System:  Uniform System of Accounts).

                                                                                   DEPARTMENT OR SERVICE FUNCTION
                                                  Total                   Arkansas     Grand Gulf     River Bend  Waterford 3
Account             Description of Items         Directs &      Total      Nuclear        Nuclear       Nuclear      Nuclear
 Number                                         Indirects     Directs       One          Station       Station      Station
500-557  Power production                       $420,889,150 $408,425,572 $142,361,464    $86,385,658   $88,885,996  $90,792,454
560-598  Transmission and distribution expenses       28,075       27,276       13,735              -         7,825        5,716
906-917  Customer service and information                  5            5            -              -             5            -
920      Salaries & wages                         13,095,619   11,639,422    2,807,744      4,109,083     2,275,901    2,446,694
921      Office supplies and expenses              2,237,418    2,136,462      494,816        794,227       379,632      467,787
923      Outside services employed                10,844,508   10,465,583    3,059,163      2,756,360     2,226,862    2,423,198
924      Property insurance                       (2,210,143)  (2,238,264)      75,587     (2,903,469)      176,653      412,965
925      Injuries and damages                      2,520,430    1,937,167      507,431        725,900       159,100      544,736
926      Employee pensions and benefits           46,805,408   44,340,498   15,423,637     10,738,265     8,137,400   10,041,196
928      Regulatory commission expenses              907,110      762,383       25,958        667,636        38,906       29,883
930.1    General advertising expenses                 12,597       12,597          555         11,294           380          368
930.2    Miscellaneous general expenses              694,327      644,417      150,824        211,099       175,439      107,055
931      Rents                                     4,025,010    3,359,876      976,472        864,892       759,845      758,667
935      Maintenance of general plant                977,050      957,013      289,262        227,432       221,897      218,422
403-404  Depreciation and amortization expense       328,976            -            -              -             -            -
408      Taxes other than income taxes            37,871,136   38,032,356    5,706,271     26,051,178     2,932,519    3,342,388
409      Income taxes (benefits)                     (19,391)           -            -              -             -            -
410-411  Provision for deferred income taxes         (66,548)           -            -              -             -            -
421      Miscellaneous nonoperating income        (1,516,420)  (1,516,420)      (1,338)    (1,511,799)       (1,633)      (1,650)
426.1    Donations                                   583,291      311,041        3,340        307,601             -          100
426.3    Penalties                                    15,993       15,993        1,992          1,991         2,147        9,863
426.4    Civic, political, and related activities    163,849       57,452       32,346         16,588         4,260        4,258
426.5    Other deductions                            141,218      128,978       31,130         57,829        21,449       18,570
430      Interest on debt to associate companies     (37,753)      26,794        6,698          6,699         6,699        6,698
107EXP   Construction work in progress           146,911,277  146,860,747   61,384,758     39,756,280    16,976,521   28,743,188
154EXP   General inventory                           217,542      217,542      334,718       (190,526)    1,006,531     (933,181)
163EXP   Stores expenses undistributed             3,030,736    2,065,954    1,629,270       (200,762)    1,174,924     (537,478)
174EXP   Miscellaneous current and accrued expense24,021,055   24,012,463   11,224,677      6,820,360       113,940    5,853,486
184EXP   Other expenses                            1,577,086    1,512,126      672,562         14,366       (18,008)     843,206
                                                --------------------------------------------------------------------------------
                                TOTAL EXPENSES  $714,048,611 $694,195,033 $247,213,072   $175,718,182  $125,665,190 $145,598,589
                                                ================================================================================

                                 18 OF 27 PAGES

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                     For the Year Ended December 31, 2002

        Schedule XVII - Schedule of Expense Distribution by Department or
                               Service Function

Instruction:
  Indicate each department or service function.  (See Instruction 01-3 General
  Structure of Accounting System:  Uniform System of Accounts).

                                                                      DEPARTMENT OR SERVICE FUNCTION
                                                     Total     Arkansas    Grand Gulf  River Bend Waterford 3
Account           Description of Items             Indirects    Nuclear     Nuclear     Nuclear     Nuclear
Number                                                            One       Station     Station     Station
500-557 Power production                          $12,463,578  $4,319,520  $2,741,512  $2,712,246  $2,690,300
560-598 Transmission and distribution expenses           $799         266           1         266         266
920     Salaries & wages                            1,456,197     364,050     364,050     364,050     364,047
921     Office supplies and expenses                  100,956      25,827      25,081      25,037      25,011
923     Outside services employed                     378,925      94,731      94,731      94,732      94,731
924     Property insurance                             28,121       7,030       7,031       7,030       7,030
925     Injuries and damages                          583,263     136,927     172,482     136,927     136,927
926     Employee pensions and benefits              2,464,910     709,826     592,081     580,256     582,747
928     Regulatory commission expenses                144,727      31,023      28,539      43,793      41,372
930.2   Miscellaneous general expenses                 49,910      12,478      12,477      12,478      12,477
931     Rents                                         665,134     166,286     166,283     166,283     166,282
935     Maintenance of general plant                   20,037       5,009       5,010       5,009       5,009
403-404 Depreciation and amortization expense         328,976      82,244      82,244      82,244      82,244
408     Taxes other than income taxes                (161,220)     22,542     (59,560)    (63,325)    (60,877)
409     Income taxes (benefits)                       (19,391)     (6,804)      1,017      (6,802)     (6,802)
410-411 Provision for deferred income taxes           (66,548)    (16,640)    (16,638)    (16,635)    (16,635)
426.1   Donations                                     272,250           -     272,250           -           -
426.4   Civic, political, and related activities      106,397      26,600      26,599      26,599      26,599
426.5   Other deductions                               12,240       2,978       3,307       2,978       2,977
430     Interest on debt to associate companies       (64,547)    (16,137)    (16,137)    (16,137)    (16,136)
107EXP  Construction work in progress                  50,530      30,263      17,058      17,058     (13,849)
163EXP  Stores expenses undistributed                 964,782     310,893     218,132     217,911     217,846
174EXP  Miscellaneous current and accrued expense       8,592       2,148       2,148       2,148       2,148
184EXP  Other expenses                                 64,960      16,240      16,240      16,240      16,240
                                                  -----------------------------------------------------------
                                   TOTAL EXPENSES $19,853,578  $6,327,300  $4,755,938  $4,410,386  $4,359,954
                                                  ===========================================================

                               19 OF 27 PAGES

                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 2002

                     Departmental Analysis of Salaries



                                                           Departmental Salary Expense
            Name of Department                            Included in Amounts Billed to:     Number of
         Indicate each department              Total      Parent      Other        Non       Personnel
           or service function                Amount     Company   Associates   Associates  End of Year
Directs - Arkansas Nuclear One               $96,010,307            $96,010,307                 1,034
Directs - Grand Gulf Nuclear Station (1)     $61,537,390             61,537,390                   698
Directs - River Bend Nuclear Station         $54,854,242             54,854,242                   659
Directs - Waterford 3 Nuclear Station        $60,930,969             60,930,969                   663
Indirects - Arkansas Nuclear One              $4,007,038              4,007,038                    29
Indirects - Grand Gulf Nuclear Station (1)    $2,719,615              2,719,615                    18
Indirects - River Bend Nuclear Station        $2,643,128              2,643,128                    17
Indirects - Waterford 3 Nuclear Station       $2,722,473              2,722,473                    18
                                            ------------           ------------                 -----
                                     TOTAL  $285,425,162           $285,425,162                 3,136
                                            ============           ============                 =====

(1) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.



                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 2002

                         Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                    Relationship
                                                  "A" - Associate
                                                     "NA" - Non
    From Whom Purchased           Address             Associate       Amount

See pages 20 (2)  through 20 (8).


                              20 OF 27 PAGES(1)

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 2002

                         Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
  Provide a subtotal for each type of service.

                                                      Relationship
                                                    "A" - Associate
                                                       "NA" - Non
            From Whom Purchased             Address    Associate        Amount

Outside Services - Consulting
LESLIE JAMES CONSULTING SERVICES                           NA              107,971
SILVER RUN CONSULTING                                      NA               86,341
HAGAN CONSULTING SERVICES                                  NA               36,302
LION CONSULTING INC                                        NA               30,187
OTHER CONSULTING SERVICES <$25,000 (26)                    NA              142,214
                                                                       -----------
                                                        Subtotal           403,015
                                                                       -----------

Outside Services - Engineering

WESTINGHOUSE ELECTRIC CO LLC                               NA           22,950,705
FRAMATOME ANP INC                                          NA           15,433,796
GENERAL ELECTRIC                                           NA            5,747,884
MARLEY COOLING TOWER CO                                    NA            4,085,202
GENERAL ELECTRIC NUCLEAR                                   NA            2,954,153
ENERCON SERVICES INC                                       NA            1,280,221
CALDON INC                                                 NA              975,610
FRAMATOME TECHNOLOGIES INC                                 NA              952,810
SARGENT & LUNDY LLC                                        NA              904,256
TMP WORLDWIDE INC                                          NA              595,882
STRUCTURAL INTEGRITY ASSOC                                 NA              473,859
STRUCTURAL & MATERIALS RELIABILITY                         NA              460,087
FACTORY MUTUAL INS CO                                      NA              355,065
F S PRESTRESS LLC                                          NA              286,292
PARSONS POWER GROUP                                        NA              269,393
HENNIGAN ENGINEERING CO INC                                NA              268,072
NCS CORP                                                   NA              150,320
SOIL TESTING ENGINEERS INC                                 NA              149,647
ILD INC                                                    NA              138,107
DP ENGINEERING                                             NA              129,314
DOMINION ENGINEERING INC                                   NA              124,732
GENERAL PHYSICS CORP                                       NA              120,134
ENERTECH ENGINEERING & SERVICES DIVISION                   NA              116,492
IEPSON CONSULTING ENGINEERS                                NA              109,619
ELECTRONIC VIDEO SYSTEMS INC                               NA               83,011
WELDING TESTING LAB INC                                    NA               79,043
NUCLEAR ADVISORY GROUP INC                                 NA               75,816
MERLIN TECHNOLOGIES                                        NA               48,755
KALSI ENGINEERING INC                                      NA               46,372
CRANE NUCLEAR INC                                          NA               43,383
BARLOW CONSTRUCTION                                        NA               40,655
HARBOUR GROUP LTD                                          NA               40,516
BECHTEL SOFTWARE INC                                       NA               40,000
STEVENSON & ASSOC INC                                      NA               39,129
YUBA HEAT TRANSFER DIV                                     NA               38,185
WHITING CORP                                               NA               38,100
DRESSER FLOW CONTROL DRESSER INC                           NA               37,444
EVEREST VIT                                                NA               34,343
THERMO WESTRONICS                                          NA               34,287
EPRI                                                       NA               33,240
DATA SYSTEMS & SOLUTIONS LLC                               NA               32,641
GULF ENGINEERING CO INC                                    NA               32,547
NC STATE UNIVERSITY                                        NA               30,000
SOUTHWEST RESEARCH INSTITUTE                               NA               28,964
ENTEK IRD INTL                                             NA               28,862
PREFERRED ENGINEERING                                      NA               28,513
BWXT SERVICES INC                                          NA               28,140
OPERATION TECHNOLOGY INC                                   NA               27,547
OTHER ENGINEERING SERVICES <$25,000 (45)                   NA              336,121
                                                                       -----------

                                                        Subtotal        60,357,266
                                                                       -----------

Outside Services - Environmental

STUDSVIK PROCESSING FACILITY LLC                           NA            2,992,178
DURATEK INC                                                NA            1,683,307
CHEM NUCLEAR SYSTEMS LLC                                   NA              582,926
ALLIED TECHNOLOGY GROUP                                    NA              421,449
LA DEPT OF ENVIRONMENTAL QUALITY                           NA              352,777
CENTRAL INTERSTATE LOW LEVEL                               NA              331,200
FISCAL SERVICES DIVISION                                   NA              329,973
RADIOLOGICAL ASSISTANCE CONSULTING                         NA              329,364
HITTMAN TRANSPORT SERVICES                                 NA              169,447
PORT HUDSON PRODUCTS & SERVICES                            NA              108,254
TAG TRANSPORT INC                                          NA               99,874
FRAMATOME ANP DE&S                                         NA               91,367
DUKE ENGINEERING & SERVICES INC                            NA               66,151
FTN ASSOC LTD                                              NA               62,812
BROWNING FERRIS INDUSTRIES INC                             NA               52,915
WMG INC                                                    NA               47,750
ENVIRONMENTAL PROTECTION                                   NA               30,843
OTHER ENVIRONMENTAL SERVICES <$25,000 (26)                 NA              296,915
                                                                       -----------

                                                        Subtotal         8,049,502
                                                                       -----------

Outside Services - Legal

WINSTON & STRAWN                                           NA              495,325
WISE CARTER CHILD & CARAWAY                                NA              466,447
FRIDAY ELDREDGE & CLARK                                    NA               87,882
SHAW PITTMAN POTTS                                         NA               48,569
OTHER LEGAL SERVICES <$25,000 (16)                         NA               34,444
                                                                       -----------

                                                        Subtotal         1,132,667
                                                                       -----------

Outside Services - Nuclear

STONE & WEBSTER CONSTRUCTION CO INC                        NA           33,185,587
BECHTEL POWER CORP                                         NA            7,447,458
DAY & ZIMMERMANN NPS INC                                   NA            1,881,885
TRI TOOL INC                                               NA              573,144
INSULATIONS INC                                            NA              361,905
NUCLEAR ENERGY INSTITUTE                                   NA              113,634
TODAYS OFFICE                                              NA              102,133
COUNTRY CARPETS                                            NA               39,957
NUCLEAR LOGISTICS  INC                                     NA               32,193
TAYLOR BACKHOE & NURSERY                                   NA               30,112
CITIBANK USA NA                                            NA               28,248
AMERICAN EXPRESS                                           NA               26,376
MOBLEY CONSTRUCTION CO INC                                 NA               25,509
OTHER NUCLEAR SERVICES <$25,000 (15)                       NA               51,255
                                                                       -----------

                                                        Subtotal        43,899,396
                                                                       -----------

Outside Services - Regulatory

WACKENHUT CORP                                             NA           17,900,083
US NUCLEAR REGULATORY COMMISSION                           NA            1,376,500
OTHER REGULATORY SERVICES <$25,000 (2)                     NA               19,018
                                                                       -----------

                                                        Subtotal        19,295,601
                                                                       -----------

Outside Services - Other

HOLTEC INTL                                                NA            6,123,229
NUMANCO LLC                                                NA            2,070,022
POWER EQUIPMENT MAINTENANCE INC                            NA            1,995,228
ATLANTIC GROUP INC                                         NA            1,776,140
INDUS INTL INC                                             NA            1,377,859
ONDEO NALCO CO                                             NA            1,334,488
ANATEC INTL INC                                            NA            1,177,828
CIVIL CONSTRUCTION CONTRACTORS INC                         NA            1,109,176
WASHINGTON GROUP INTL INC                                  NA            1,049,219
EDERER CORP                                                NA              971,378
AR DEPT OF FINANCE & ADMINISTRATION                        NA              909,445
IONICS INC                                                 NA              886,869
SIEMENS WESTINGHOUSE POWER                                 NA              652,626
FEDERAL EMERGENCY MANAGEMENT                               NA              646,039
CONTROL TECHNOLOGIES INC                                   NA              518,435
WESTINGHOUSE CANADA INC                                    NA              480,803
FLOWSERVE PUMP CORP                                        NA              452,022
DIVERSIFIED TECHNOLOGIES SVC                               NA              387,862
KOSTMAYER CONSTRUCTION INC                                 NA              378,850
AIR PRODUCTS & CHEMICALS INC                               NA              361,131
PAR SYSTEMS INC                                            NA              339,577
ROV TECHNOLOGIES INC                                       NA              315,880
SAIA ELECTRIC CORP                                         NA              293,204
SOUTHWEST ELECTRIC CO                                      NA              290,144
H BROWN MACHINE SHOP INC                                   NA              290,000
SEA BREX MARINE INC                                        NA              287,004
RCM TECHNOLOGIES INC                                       NA              275,648
INTECH INC                                                 NA              261,154
CHOICEPOINT SERVICES INC                                   NA              255,294
EASTERN TECHNOLOGIES INC                                   NA              237,919
DELOITTE & TOUCHE LLP                                      NA              237,000
RHODIA INC                                                 NA              236,440
MANAGEMENT ASSOC RESULTS INC                               NA              235,847
MS EMERGENCY MANAGEMENT AGENCY                             NA              231,100
EXPRESS PERSONNEL SERVICES                                 NA              227,543
WYLE LABORATORIES INC                                      NA              224,014
BLAIN CO                                                   NA              220,179
BRAND SCAFFOLD BUILDERS INC                                NA              219,908
CROW PAVING INC                                            NA              219,258
BURKHALTER RIGGING INC                                     NA              218,558
COLLECTOR WELLS INTL INC                                   NA              213,911
ATWOOD & MORRILL CO INC                                    NA              207,886
BRAMBLES EQUIPMENT SERVICE INC                             NA              191,089
FURMANITE AMERICA INC                                      NA              189,528
MPR ASSOC INC                                              NA              188,785
MMC MATERIALS INC                                          NA              183,284
CANBERRA INDUSTRIAL INC                                    NA              181,277
BRACKEN CONSTRUCTION CO INC                                NA              175,886
MS ENTERPRISE FOR TECHNOLOGY                               NA              168,999
SANDESTIN BEACH HILTON                                     NA              160,883
COMMERCIAL ELECTRIC CO                                     NA              158,753
PCI ENERGY SERVICES                                        NA              157,186
CLINTON CONSTRUCTION CO INC                                NA              156,852
GSE POWER SYSTEMS                                          NA              154,033
COMMUNICATION SPECIALISTS INC                              NA              150,729
BELLSOUTH BUSINESS SYSTEMS                                 NA              149,497
TECH ASSISTANT INC                                         NA              148,935
VICKSBURG HEALTHCARE LLC                                   NA              147,934
NWT CORP                                                   NA              145,647
ABB AUTOMATION INC                                         NA              144,070
PRIMAVERA SYSTEMS INC                                      NA              142,192
SAXON MACHINE TOOL REBUILDERS                              NA              138,512
RIVER PARISH DISPOSAL INC                                  NA              138,229
CLARKE CONSTRUCTION MGMT                                   NA              138,057
M&M SERVICES INC                                           NA              137,924
TERRY TRANE SERVICE AGENCY INC                             NA              133,958
COOPERHEAT INC                                             NA              128,066
WASTE MANAGEMENT RSVL DISTRICT                             NA              127,753
BCP TECHNICAL SERVICES INC                                 NA              125,903
MORRIS MATERIAL HANDLING                                   NA              121,635
PREFERRED TRANSPORT CO LLC                                 NA              116,674
THYSSEN DOVER ELEVATOR CO                                  NA              114,841
TRANSCO PRODUCTS INC                                       NA              112,330
BARNHART CRANE & RIGGING INC                               NA              110,282
INDEPENDENT DIVERS INC                                     NA              103,803
MECHANICAL DYNAMICS & ANALYSIS INC                         NA              103,064
MONTGOMERY KONE INC                                        NA              101,468
UNDERWATER CONSTRUCTION CORP                               NA               99,700
PLANT MACHINE WORKS INC                                    NA               96,869
JA MOSS CONSTRUCTION CO INC                                NA               96,750
ACS INTEGRATED DOCUMENT SOLUTIONS INC                      NA               95,499
COLTEC INDUSTRIES INC FAIRBANKS MORSE                      NA               93,591
WD ASSOC INC                                               NA               91,644
HI TECH SERVICES INC                                       NA               91,297
CAE ELECTRONICS LTD                                        NA               89,921
EYELINE OPTICAL                                            NA               85,635
LEROY DANOS MAINT SERVICES                                 NA               80,562
DENNIS GALLE                                               NA               80,519
CALAIS HEALTH LLC                                          NA               78,612
SCIENTECH NES INC                                          NA               77,592
TENSAS PARISH POLICE JURY                                  NA               77,143
US FILTER                                                  NA               76,138
NISYS CORP                                                 NA               76,000
CRAFT CROSWELL INC                                         NA               75,904
STEWART D EBNETER                                          NA               74,682
PRO CAST INC                                               NA               72,517
NWS TECHNOLOGIES                                           NA               69,661
PDMA CORP                                                  NA               69,473
HYDRA SERVICE INC                                          NA               69,386
BARRIERE CONSTRUCTION CO INC                               NA               68,135
CREATIVE SYSTEMS INC                                       NA               68,000
PARADISE POOLS & SPAS                                      NA               67,851
JACKSON COMMUNICATIONS INC                                 NA               66,552
FISHER SCIENTIFIC                                          NA               65,824
WESDYNE INTL LLC                                           NA               64,000
NICHOLAS ACOUSTICS & SPECIALTY                             NA               63,433
FLOWSERVE US INC                                           NA               63,161
STAR SERVICE INC OF BATON ROUG                             NA               62,762
GREEN BROTHERS GRAVEL CO                                   NA               62,673
MANNINGS USA INC                                           NA               62,009
AGGREKO INC                                                NA               61,504
BASIC  PSA  INC                                            NA               59,803
LSU FIREMEN TRAINING PROGRAM                               NA               58,963
KIRBY SPECIALTIES CORP                                     NA               57,967
CONCO SERVICES CORP                                        NA               57,853
AMERON PROTECTIVE COATINGS                                 NA               57,807
SYSTEMS TECHNOLOGY INC                                     NA               57,304
GREENBRIAR DIGGING SERVICE LP                              NA               56,880
B&G CRANE SERVICE LLC                                      NA               56,466
BENSINGER DUPONT & ASSOC                                   NA               55,781
ALTRAN CORP                                                NA               55,286
SULZER BINGHAM PUMPS INC                                   NA               54,287
ENVIROSOLVE LLC                                            NA               49,716
SOUTH MS ELECTRIC POWER ASSN                               NA               49,178
UTILITY SYSTEMS SERVICES INC                               NA               48,106
RED STICK ARMATURE WORKS INC                               NA               47,292
CRANE PRO SERVICES                                         NA               46,611
M DIRK ORY MD APMC                                         NA               46,163
DIGITAL EQUIPMENT CORP                                     NA               45,347
RHR INTL CO                                                NA               45,250
MATRIX INC                                                 NA               44,894
COMPAQ COMPUTER CORP                                       NA               44,224
THERMO GAMMA METRICS                                       NA               42,657
JJENCO INC                                                 NA               42,572
INNOVATIVE SOLUTIONS INC                                   NA               42,281
STUDSVIK OF AMERICA                                        NA               42,049
D&R RAILROAD                                               NA               42,005
K&P FUEL INC                                               NA               40,604
ARCO ENTERPRISE INC                                        NA               40,078
US INVESTIGATIONS SERVICES INC                             NA               39,533
ZETEC INC                                                  NA               38,265
LA LANDSCAPING MAINTENANCE                                 NA               37,368
PRINT TECH                                                 NA               36,918
SUPERIOR HEATING COOLING & ELECTRIC                        NA               36,360
MAINTENANCE DREDGING INC                                   NA               35,675
DRILLCO NATL GROUP                                         NA               35,459
EARTH TECH INC                                             NA               35,000
DEPT OF EMERGENCY MGMT EAST                                NA               35,000
WELDING SERVICES INC                                       NA               34,750
PERFORMANCE IMPROVEMENT INTL                               NA               34,746
STATE OF LA MILITARY BUILDING                              NA               34,500
AMERICAN INTERPLEX                                         NA               34,375
NUCON INTL INC                                             NA               34,332
DIALOGIC COMMUNICATIONS CORP                               NA               34,240
FLOWSERVE RED CORP                                         NA               33,837
WORTHINGTON PRODUCTS                                       NA               32,836
UNITED PIPING INC                                          NA               32,000
DK SYSTEMS                                                 NA               31,821
BLUE RIDGE ENERGY SERVICES                                 NA               31,600
OSI SOFTWARE INC                                           NA               31,436
GCR & ASSOC INC                                            NA               30,000
ANDERSON GREENWOOD CROSBY                                  NA               29,697
SBC DATACOMM                                               NA               29,580
NUS INFORMATION SERVICES INC                               NA               29,333
ALFRED CONHAGEN INC OF LA                                  NA               28,524
WASTE MANAGEMENT OF MS INC                                 NA               28,498
INTEGRA SERVICES TECHNOLOGY                                NA               28,069
DETORA                                                     NA               27,967
CONTRACTORS SUPPLY & EQUIPMENT                             NA               27,532
HERCULES CONCRETE PUMPING SERV OF MS INC                   NA               27,214
JEFFREY PFEFFER                                            NA               26,549
TEAM INDUSTRIAL SERVICES INC                               NA               26,429
AECL TECHNOLOGIES INC                                      NA               26,347
CRANE MOVATS                                               NA               25,652
3E CO                                                      NA               25,354
ANALYTICS INC                                              NA               25,181
OTHER SERVICES <$25,000 (461)                              NA            2,867,426
                                                                      ------------

                                                        Subtotal        43,266,001
                                                                      ------------
                                                         TOTAL        $176,403,448
                                                                      ============

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 2002

                     Employee Pensions and Benefits

Instructions:
  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

              Description                                         Amount

Group Medical/Dental Insurance                                  $19,743,909
Savings Plan                                                      7,465,367
Employee Meetings/Functions/Awards                                2,708,365
FAS 106 OPEBS                                                     2,184,999
Pension Plan                                                      2,141,910
Post Retirement Plan Payments                                       535,986
Retiree Group Medical/Dental Insurance                              506,226
Group Long Term Disability Insurance                                364,358
Group Life Insurance                                                234,815
Educational Reimbursement                                           209,046
Retiree Group Life Insurance                                         72,857
Other                                                                (6,682)

                                                                -----------
                                                         TOTAL  $36,161,156
                                                                ===========

                 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year Ended December 31, 2002

                        General Advertising Expenses


Instructions:
  Provide a listing of the amount included in "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

    Description                Name of Payee               Amount

Marketing Expenses         Entergy Services Inc.           $12,597

                                                           -------
                                               TOTAL       $12,597
                                                           =======

                        21 OF 27 PAGES

              ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                For the Year Ended December 31, 2002

                   Miscellaneous General Expenses


Instructions:
  Provide a listing of the amount included in "Miscellaneous General Expenses," classifying such expenses according to their nature.
  Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

                     Description                                   Amount

Institute of Nuclear Power Operations fees                       $2,737,595
Electric Power Research Institute fees                            2,459,243
Nuclear Energy Institute fees                                     1,488,743
Radiation protection services                                       357,600
Government fees                                                     249,644
Other industry association dues/corporate memberships               169,320
Directors fees and expenses                                         111,349
                                                                 ----------
                                                       TOTAL     $7,573,494
                                                                 ==========

                 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year Ended December 31, 2002

                                    Rents


Instructions.
  Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

               Type of Property                                  Amount

Office Equipment                                                $4,619,781
Computer Equipment                                               1,994,775
Telecommunications                                               1,565,442
Building                                                           663,402
Computer Software                                                  440,249

                                                                ----------
                                                         TOTAL  $9,283,649
                                                                ==========

                        22 OF 27 PAGES

                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 2002

                      Taxes Other Than Income Taxes

Instructions:
  Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

            Kind of Tax                                     Amount

OTHER THAN U.S. GOVERNMENT TAXES:
     Ad Valorem                                             $19,024,450
     Franchise                                                2,574,633
     Other Payroll Taxes                                         14,908
                                                            -----------
         SUBTOTAL                                            21,613,991
                                                            -----------
U.S. GOVERNMENT TAXES:
     FICA                                                    17,631,835
     Other Payroll Tax Refunds                               (1,282,029)
                                                            -----------
         SUBTOTAL                                            16,349,806
                                                            -----------
                         TOTAL                              $37,963,797
                                                            ===========

               ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 2002

                                Donations

Instructions:
  Provide a listing of the amount included in "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

            Name of Recipient          Purpose of Donation    Amount

Entergy Charitable Foundation              Charity           $213,950
American Society of Mechanical Engineers   Contribution        11,250
Westchester Arts Council                   Contribution        10,000
Port Gibson Main St Inc                    Contribution         4,500
Others less than $3,000 (115)              Contribution       343,591
                                                             --------
                                                      TOTAL  $583,291
                                                             ========

                        23 OF 27 PAGES

                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 2002

                               Other Deductions


Instructions:
  Provide a listing of the amount included in "Other Deductions," classifying such expenses according to their nature.

                   Description                              Name of Payee               Amount
Associated company expenses                        Entergy Services, Inc.               $132,858

Salary and wage expenses                           Various exempt employees                2,840

Business meals, entertainment, and various other
employees expenses                                 Various employees                       2,769

Other miscellaneous expenses                       W New Orleans Hotel                     4,801
                                                   Nuclear Energy Institute                2,457
                                                   London Livery Ltd                       1,064
                                                   Wise, Carter, Child & Caraway             525
                                                   Premier Promotions                        474
                                                   Big Guys Catering                         150
                                                                                        --------
                                                                              TOTAL     $147,938
                                                                                        ========



                 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year Ended December 31, 2002

              Schedule XVIII - Notes to Statement of Income

Instructions:
  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year.
  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

  See Notes to Financial Statements on pages 13 (2) through 13 (8).


                        24 OF 27 PAGES

            ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

              For the Year Ended December 31, 2002

                       Organization Charts

        Chief Executive Officer - EOI

             Legal and Risk Management
             Nuclear Fuels Procurement
             Total Quality and Employee Concerns
             Emergency Programs
             Development (DAP)
             Labor Relations
             Business Services
             Finance
             Business Development

             Chief Operating Officer (EOI - Regulated Nuclear Operations)
                  Engineering
                  Plant Operations
                    Maintenance Management
                    Operations Management
                    Outage Management
                  Operations Support
                    Information Technology
                    Licensing
                    Oversight
                    Material Purchasing & Controls
                    Security
                    Training & Performance
                    Nuclear Safety Assurance

             Chief Operating Officer (Entergy Nuclear Inc., Non-
               Regulated Nuclear Operations)
               Plant Operations
               Engineering
               Finance
               Business Development
               Training
               Emergency Programs
               Governmental Affairs
               Legal
               Health, Physics & Chemistry
               Nuclear Support
               Information Technology
               Security
               Regulatory Affairs
               Oversight

                        25 OF 27 PAGES

          ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

            For the Year Ended December 31, 2002

                    Methods of Allocation

The allocation of expenses not directly attributable to a particular nuclear station are based on factors such as generating capacity, number of employees, number of plant sites, number of vouchers, man hours worked, and number of pressurized water reactor units. These expenses are allocated using expense work orders which have a fixed allocation method assigned. The allocation methodologies are set forth in the Operating Agreements approved by the Commission's order dated June 5, 1999 (HCAR No. 25100), as amended pursuant to the "60 day letter" process.

          ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

            For the Year Ended December 31, 2002

 Annual Statement of Compensation for Use of Capital Billed

                          - None -


                        26 OF 27 PAGES

          ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      Signature Clause

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                         Entergy Operations, Inc.
                         (Name of Reporting Company)



                         By: /s/ Nathan E. Langston
                         (Signature of Signing Officer)


                         Nathan E. Langston
                         Senior Vice President and Chief Accounting Officer (Printed Name and Title of Signing Officer)


Date: May 1, 2003


                        27 OF 27 PAGES